UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GRASSHOPPER STAFFING, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-36564	46-3052781
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 S. Victoria Avenue

Pueblo, CO  81003

(Address of principal executive offices)

719-569-7391

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 23, 2018

GRASSHOPPER STAFFING, INC.

200 S. Victoria Avenue

Pueblo, CO  81003

Telephone: (719) 569-7391

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

February 22, 2018

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Grasshopper Staffing, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GRASSHOPPER STAFFING, INC.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ms. Melanie Osterman, President, Chief Executive Officer and Chief Financial Officer, Grasshopper Staffing, Inc., 200 S. Victoria Avenue, Pueblo, CO  81003, telephone (719) 569-7391.

Pueblo, CO	By Order of the Board of Directors

February 22, 2018	/s/ Melanie Osterman
Melanie Osterman, Chief Executive Officer, President and Chief Financial Officer

INTRODUCTION

This Information Statement is being mailed to holders of record as of February 22, 2018 of shares of common stock of Grasshopper Staffing, Inc., a Nevada corporation (the “Company,”, “we,” “us,” or “our”) in accordance with the requirements of Section 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  This Information Statement relates to an anticipated change in the composition of our Board of Directors that is expected to occur in connection with the proposed acquisition (the “Acquisition”) by the Company of IndeLiving Holdings, Inc., a Florida corporation (“IndeLiving”), pursuant to the terms of a letter of intent dated February 21, 2018 between the parties.  The Acquisition will occur pursuant to a Share Exchange Agreement and related documents to be entered into by the parties (the “Definitive Documentation”) which are expected to be executed on or before March 6, 2018. Platinum Equity Advisors LLC, a Tennessee limited liability company (“Platinum Equity”), is the principal shareholder of IndeLiving. Platinum Equity is also an advisor to the Company and is the record holder of approximately 30% of the Company’s presently issued and outstanding common stock.

The terms of the Definitive Documentation will provide, among other things, that the Company will issue an aggregate of 5,200,000 shares of its common stock to the IndeLiving shareholders in exchange for 100% of the issued and outstanding capital stock of IndeLiving immediately prior to the Acquisition.  Assuming the closing of the Acquisition (the “Closing”), IndeLiving’s former shareholders will own approximately 41% of our issued and outstanding common stock, giving no effect to any additional issuances of common stock which may occur prior to the Closing, but including the shares of common stock presently held of record by Platinum Equity.  Pursuant to the terms of the Definitive Documentation, our Board of Directors, of which Mr. Jeremy Gindro is the sole member, will appoint Mr. Scott M. Boruff, Manager of Platinum Equity and the sole officer and director of IndeLiving, to the Board and as our Chief Executive Officer. In addition, Mr. Gindro will resign as a director of our company and Ms. Melanie Osterman will resign as an officer of the Company, but will remain an officer of our Grasshopper Staffing subsidiary. At Closing we will also enter into an employment agreement with Mr. Boruff upon terms and conditions to be negotiated and which are mutually agreeable to the parties.

The foregoing description of the Acquisition and the Definitive Documentation do not purport to be complete and are qualified in their entirety by the terms of the actual Definitive Documentation which has yet to be executed.  We plan to file a copy of the executed version of each agreement comprising the Definitive Documentation with the Securities and Exchange Commission (the “SEC”) following the execution of such agreements.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our stockholders.  Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.  This Information Statement is being mailed on or about February 23, 2018 to all holders of record on February 22, 2018.

Please read this Information Statement carefully. It describes the expected terms of the Acquisition and contains biographical and other information concerning our executive officers and directors after the completion of the Acquisition.

VOTING SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share. As of February 22, 2018, there were 27,287,500 shares of our common stock issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock.  The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

CHANGE OF CONTROL

Pursuant to the terms of the Definitive Documentation, upon Closing IndeLiving will become our wholly-owned subsidiary and the former shareholders of IndeLiving will collectively hold approximately 41% of our issued and outstanding capital stock, which includes shares owned by Platinum Equity prior to Closing. The transactions contemplated by the Definitive Documentation will be intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our common stock issued to the former IndeLiving shareholders will be issued in reliance on exemptions from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). We also anticipate that each of the IndeLiving shareholders will be an “accredited investor” as that term is defined in Rule 501 under the Securities Act.

As described above, pursuant to the Definitive Documentation and upon the Closing, our Board of Directors will appoint Mr. Boruff to the Board, and elect him our President and Chief Executive Officer. At Closing, Mr. Gindro will resign as a member of our Board of Directors and Ms. Osterman will resign from all offices with our Company, but will remain an officer of our Grasshopper Staffing subsidiary.  Because of the change in composition of our Board and the issuance of securities completed by the Definitive Documentation, there will be a change of control of the Company on the Closing of the Acquisition.

Our completion of the transactions contemplated under the Definitive Documentation is subject, first, to the execution and delivery of the proposed Definitive Documentation by the parties thereto, and second, to the satisfaction of certain contingencies and compliance with regulatory requirements to be set forth in the proposed Definitive Documentation. Consummation of the Acquisition will also be conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Definitive Documentation will be executed and delivered or that the Acquisition will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Definitive Documentation. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the director will vote for any substitute nominee or nominees who may be designated by IndeLiving prior to the date the new director takes office.

There are no family relationships between any of the executive officers and directors.  Each director is elected at our annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified.

Current executive officers and directors

Name	Age	Title
Jeremy Gindro	27	Director
Melanie Osterman	64	President, Chief Executive Officer and Chief Financial Officer

Jeremy Gindro.  Mr. Gindro, the founder of our company, has been a member of our Board of Directors since June 2013 and served as an executive officer from June 2013 until September 2015.  From September 2005 through the present, Mr. Gindro has been a big game guide for individuals and groups of hunters.  From May 2008 through the present, Mr. Gindro is employed as a Supervisor working for Jim Gindro Construction, Pueblo, Colorado.  His responsibilities include operating heavy machinery including back hoes and bobcats to dig foundations for new homes, septic tanks, and underground utilities lines and piping for new and existing homes. Mr. Gindro is also instrumental in procuring new business for that company and supervising all phases of the rough build-out of single family structures.

Melanie Osterman.  Ms. Osterman has been an executive officer of our company since May 2015.  She has over 20 years’ experience in management experience in multiple fields of employment.  From 2005 until joining our company, Ms. Osterman was business development director for Security Title Insurance, where she was responsible for all aspects of customer relations and training employees on regulations in the insurance industry. Previous to that, she served as marketing and business development for Pueblo Bank & Trust.

Executive officers and directors following the Acquisition

Upon consummation of the Acquisition, the following individual will be our sole executive officer and member of our Board of Directors:

Name	Age	Title
Scott M. Boruff	54	Director, Chief Executive Officer and President

Scott M. Boruff.   Mr. Boruff has been the sole officer and director of IndeLiving since the company’s formation in 2016.  He has also served as the Manager of Platinum Equity since its formation in 2016.  In addition to providing consulting and advisory services, Platinum Equity has interests in a real estate brokerage firm and a luxury real estate auction firm.  Mr. Boruff is a proven executive with a diverse business background in investment banking and real estate development.  He currently serves as Manager of Own Shares, LLC, a privately-held holding company with interests in various entertainment ventures, and Managing Member of Stonewalk Companies, privately held real estate development company.  As a professional in investment banking, he specialized in consulting services and strategic planning with an emphasis on companies in the oil and gas field. Mr. Boruff served as a member of the Board of Directors of Miller Energy Resources, Inc., a publicly-traded company, from August 2008 until March 2016, serving as Executive Chairman of the Board of Directors from September 2014 until March 2016 and Chief Executive Officer from August 2008 to September 2014. In October 2015, when it was being led by a successor management team, Miller Energy Resources, Inc. filed a voluntary petition for reorganization under chapter 11 of title 11 of the U.S. Code in a pre-packaged bankruptcy.  It remained a debtor in possession and emerged from bankruptcy in March 2016.  Mr. Boruff was a director and 49% owner of Dimirak Securities Corporation, a broker-dealer and member of FINRA, from April 2009 until July 2012. In July 2012, Mr. Boruff sold his interest in Dimirak. He has more than 30 years of experience in developing commercial real estate projects and from 2006 to 2007 Mr. Boruff successfully led transactions averaging $150 to $200 million in size while serving as a director of Cresta Capital Strategies, LLC. Mr. Boruff received a Bachelor of Science degree in Business Administration from East Tennessee State University.

Transactions with Related Persons

On January 15, 2016, we entered into a three-year consulting and advisory agreement with Platinum Equity pursuant to which we agreed to pay it a monthly retainer fee of $20,000. In addition, for services rendered through January 15, 2016, in February 2016 we issued 8,000,000 shares of the Company’s common stock at a value of $0.35 per share or $2,788,000. The first month’s retainer was offset by $8,000 for the shares issued, resulting in a reduction of accounts payable and the remainder is being amortized over the life of the agreement. For the year ended July 31, 2016, the Company recorded amortization of $503,389 in consulting expense related to this agreement.  For the year ended July 31, 2017, the Company recorded an additional $929,333 in consulting expense related to this agreement resulting in an unamortized portion amounting to $1,355,278.  The consulting and advisory agreement with Platinum Equity will be terminated at the Closing in conjunction with the employment agreement we expect to enter into with Mr. Boruff.

Compensation of Directors

We have not established standard compensation arrangements for our directors and the compensation payable to each individual for their service on our Board, if any, is determined from time to time by our Board of Directors.  Mr. Gindro does not receive any compensation for his services as a director.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended July 31, 2017, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended July 31, 2017 by the unanimous written consent of it sole member. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings.

Director Qualifications, Board Leadership Structure and Risk Management

Mr. Gindro serves as our sole director and Ms. Osterman as our sole officer.  The business and operations of our company are managed by Ms. Osterman as our sole officer and Mr. Gindro is responsible for director oversight, including oversight of various risks, such as operational and liquidity risks, that our company faces. Mr. Gindro’s role as the founder of our company led our Board to conclude that he should serve as a director.

Committees of the Board of Directors

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any other committee performing a similar function. The functions of those committees are being undertaken by Board of Directors as a whole.  Because we have only one director, we believe that the establishment of these committees would be more form over substance.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed.  Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors.  Given the relatively small size of our company, we did not believe it necessary to adopt these policies.  While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.  In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board. If the Acquisition is consummated, we expect that in the future we will expand our Board to include independent directors and adopt policies regarding director nominations by our stockholders.

Our sole director is not an “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

•

understands generally accepted accounting principles and financial statements;

•

is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves;

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of our financial statements;

•

understands internal controls over financial reporting; and

•

understands audit committee functions.

Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

Code of Ethics

We have not yet adopted a written code of ethics.  Our Board of Directors determined that it was not necessary given the small size of our company.  We expect that following the Closing of the Acquisition, we will adopt a written code of ethics that will apply to our principal executive officer, any other executive officers we may appoint, our employees and the members of our Board of Directors.  We expect that this code will be intended to promote honest and ethical conduct, full and accurate reporting and compliance with laws, as well as other matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons beneficially owning more than 10% of a registered class of our equity securities to file with the SEC and to provide us with initial reports of ownership, reports of changes in ownership and annual reports of ownership of our common stock and other equity securities. Based solely on our review of certain reports filed with the Securities and Exchange Commission pursuant to Section 16(a) of the Exchange Act, the reports required to be filed with respect to transactions in our common stock during the fiscal year ended July 31, 2017, were not timely. Subsequent to the end of fiscal 2017, Platinum Equity has filed a Schedule 13D.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Grasshopper Staffing, Inc., 200 S. Victoria Avenue, Pueblo, CO  81003 Attention: Board of Directors.  Following the Acquisition, stockholders may send communications to the Board by writing to Grasshopper Staffing, Inc., c/o 3847 River Vista Way, Louisville, TN  37777, Attention: Board of Directors.

Executive Compensation

The following table summarizes all compensation recorded by us in the past two years for:

•

our principal executive officer or other individual serving in a similar capacity;

•

our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers at July 31, 2017; and

•

up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer at July 31, 2017.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	No equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Melanie Osterman,	2017	27,300	-	-	-	-	-	-	27,300
Chief Executive Officer, Chief Financial Officer (1)	2016	32,500	-	-	-	-	-	-	32,500

(1)

Ms. Osterman has served as our Chief Executive Officer and Chief Financial Officer since May 2015.  We are not a party to an employment agreement with Ms. Osterman and her compensation is determined by the Board of Directors.

Security Ownership of Certain Beneficial owners and Management

Prior to the Acquisition

At February 22, 2018, there were 27,287,500 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of February 22, 2018 by:

•

each person known by us to be the beneficial owner of more than 5% of our common stock;

•

each of our directors;

•

each of our named executive officers; and

•

our named executive officers, directors and director nominees as a group.

Unless otherwise indicated, the business address of each person listed is c/o 200 S. Victoria Avenue, Pueblo, CO  81003. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Jeremy Gindro (1)	7,870,000	28.8%
Melanie Osterman	850,000	3.1%
All officers and directors as a group (two persons)(1)	8,620,000	32.0%
Platinum Equity Advisors, LLC (2)	8,000,000	29.3%
Acorn Management Partners LLC (3)	2,375,000	8.7%

(1)

The number of shares owned by Mr. Gindro includes 100,000 shares held of record by his father.

(2)

Mr. Boruff, in his position as Manager of Platinum Equity, has shared right to direct the vote and disposition of securities owned by Platinum Equity. He disclaims beneficial ownership of the reported shares of common stock except to the extent of his pecuniary interest therein.  Platinum Equity’s address is 3847 River Vista Way, Louisville, TN  37777.

(3)

Mr. Gregory Lowe, in his position as President of Acorn Management Partners, LLC, has the right to direct the vote and disposition of securities owned by Acorn Management Partners, LLC.  He disclaims beneficial ownership of the reported shares of common stock except to the extent of his pecuniary interest therein.  Acorn Management Partners LLC’s address is 4080 McGinnis Ferry Rd #101, Alpharetta, GA 30005.

After the Acquisition

Assuming the issuance of 5,200,000 shares of our common stock in the Acquisition, but not assuming the issuance of any addition shares by us prior to the Closing, there will be 32,487,500 shares of our common stock issued and outstanding.  The following table sets forth information regarding the beneficial ownership of our common stock following the Acquisition by:

•

each person known by us to be the beneficial owner of more than 5% of our common stock;

•

each of our directors;

•

each of our named executive officers; and

•

our named executive officers, directors and director nominees as a group.

Unless otherwise indicated, the business address of each person listed is c/o 3847 River Vista Way, Louisville, TN  37777. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Scott M. Boruff (1)	11,777,778	36.3%
Melanie Osterman (2)	850,000	2.6%
All officers and directors as a group ( person)(1)(2)	12,627,778	38.9%
Jeremy Gindro (3)	7,870,000	24.2%

(1)

Represents shares held of record by Platinum Equity. Mr. Boruff, in his position as Manager of Platinum Equity, has shared right to direct the vote and disposition of securities owned by Platinum Equity.  He disclaims beneficial ownership of the reported shares of common stock except to the extent of his pecuniary interest therein.  Platinum Equity’s address is 3847 River Vista Way, Louisville, TN  37777.

(2)

While Ms. Osterman will not be an executive officer of the Company after the Closing, she will be an officer of our Grasshopper Staffing subsidiary with overall operational responsibilities for that subsidiary, subject to Mr. Boruff’s oversight.

(3)

The number of shares owned by Mr. Gindro includes 100,000 shares held of record by his father.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.